Contact

www.linkedin.com/in/vcpete
(LinkedIn)

Top Skills

Entrepreneurship

Venture Capital

Due Diligence

Languages

Spanish

Honors-Awards

Global Management Certificate

Publications

Microfranchising Effectiveness : A
Statistical Analysis

Crafting a Killer Pitch Deck

Peter Harris

Partner at University Growth Fund

Salt Lake City, Utah, United States

Experience

University Growth Fund
Partner
January 2015 - Present (11 years 5 months)
Salt Lake City, Utah

Cidi Labs
Board Director
April 2016 - Present (10 years 2 months)
Salt Lake City, Utah

Post Planner
Board Director
April 2011 - September 2018 (7 years 6 months)
San Francisco Bay Area

Fairbourne Consulting
Consultant/Project Manager
May 2009 - November 2016 (7 years 7 months)

Fairbourne Consulting is a business innovation firm focused on helping our
clients design distinctive, lasting, and significant businesses that thrive in
developing markets. We are not a typical advisory firm that sits back and gives
advice to our clients; we are an actively engaged get-it-done firm (http://bit.ly/
VAgKsb).

- Led team to design and launch 4 microfranchise businesses in partnership
with Fundacion Paraguaya and the InterAmerican Development Bank (IDB)
that supported hundreds of microfranchisees in Paraguay (http://bit.ly/2iaBB8a)
- Designed a sustainable and scalable business model for CARE's village loan
and savings association (VSLA) program in Kenya
- Led team that advised the Jamaican government on microfranchise
business selection and design for at risk youth in the inner-city communities of
Kingstown. (http://bit.ly/VAgCsU)

- Advised the IRC on business selection and design for girls in 2 slums in Nairobi, Kenya; 30+ girl microfranchises are in operation (funded by the Nike Foundation) (http://bbc.in/VAf95E, http://bit.ly/VAfdlY)
- Advised the International Rescue Committee (IRC) on microfranchise business selection and design for at risk youth in Sierra Leone (funded by the Mastercard Foundation)
- Designed and implemented a microfranchise business model in Ghana for a large Fortune 500 company; operations have since scaled to over 500 microfranchises from initial test phase of 20
- Performed various additional research projects for several nonprofits and social enterprises
- Train domestic and in-country staff on business operations, marketing, data collection, and business analysis

University Venture Fund
Principal
May 2007 - June 2015 (8 years 2 months)
Salt Lake City, Utah

University Venture Fund is an $18.2M student-run venture fund based in Salt Lake City, Utah. We invest alongside leading venture capital and private equity funds across stages and industries. To date, the fund has made 24 investments and realized 8 successful exits, including 4 IPOs.

- One of two full-time Fund managers responsible for mentoring students associates, sourcing investments and managing the portfolio
- Executed 12 investments, resulting in 6 successful exits including 2 IPOs (NYSE: INST; NASDAQ: CTRL) and 4 acquisitions (American Achievement Corp, Webtrends, Workfront, and TrustedID)
- Designed, managed and taught an 8-week intern training course covering entrepreneurial business strategy, market analysis, competitive landscape analysis, financial analysis, valuation, deal dynamics, and management evaluation
- Recruited, trained, and mentored over 100 student associates
- Managed and/or worked on over 200 extensive investment opportunities and projects
- Revamped the internal fund operational and due diligence processes, improving overall fund performance and reputation
- Personally sourced investment in Workfront

Brigham Young University

2 years 8 months

Economics Teaching Assistant
January 2008 - April 2009 (1 year 4 months)
Provo, Utah

Selected as a TA for 4 consecutive semesters with responsibility to teach, grade papers, provide feedback, run review sessions, and manage grades for over 50 students per semester

Organizational Behavior Teaching Assistant and Research Assistant
September 2006 - April 2009 (2 years 8 months)
Provo, Utah

Selected as the TA for 5 consecutive semesters with responsibility to teach, grade papers, provide feedback, run review sessions, and manage grades for over 75 students per semester

Selected as the TA for an Executive MBA Customer Loyalty course

Citi Group
Corporate Real Estate Services Intern, Latin America Region
June 2007 - December 2007 (7 months)
Miami, Florida

Assisted in the management of real estate located throughout Central and South America

Miracell
Project Manager
January 2005 - April 2007 (2 years 4 months)
Orem, Utah

Miracell is a leading all-natural skin products company.

- Managed company website, improving year over year online sales by over 50%
- Assisted with trade shows and inside sales, closing several of the company's largest accounts

_____

Education

Brigham Young University
BA | BS, Economics | International Business · (2005 - 2008)

Jamesville Dewitt High School

· (1998 - 2002)